FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

COMMISSION FILE NO. 001-11130

Nokia / Alcatel-Lucent: Investor Q&A (Process and technical)

1.              Will the Memorandum of Understanding (the “MOU”) signed between the parties be made public? If so, when?

•                  Yes, the MOU will be filed with the US Securities and Exchange Commission and be publicly available on the Commission’s web site (www.sec.gov) in connection with the filing of the exchange offer registration statement.  The registration statement is expected to be filed in the second half of 2015.

•                  A summary of the MOU’s terms and conditions will also be included in Nokia’s offer document (note d’information) filed with the French stock market authority (Autorité des marchés financiers or “AMF”) at the time of filing the French exchange offer, and in the listing prospectus filed with the Finnish Financial Supervisory Authority at the time of publication of the listing prospectus.

2.              To what extent is the MOU binding?  Is the MOU immediately binding?

•                  Yes, the MOU is a binding agreement between the parties and it is effective from the date of its execution (April 15, 2015).

3.              Has the works council issued its opinion?

•                  Yes, Alcatel Lucent’s French Group Committee (Comité de Groupe France) issued its opinion on June 1, 2015 and indicated that it does not oppose the proposed combination with Nokia. The opinion of the French Group Committee will be included, together with the report of the expert appointed by Alcatel-Lucent’s French Group Committee, as part of the offer response document (note en réponse) to be filed by Alcatel-Lucent with the AMF in response to the French exchange offer which is expected to be filed by Nokia with the AMF after the material regulatory approvals have been obtained.

•                  On June 4, 2015, following the issuance of the French Group Committee opinion, the Board of Directors of Alcatel-Lucent issued a statement expressing its full support for the proposed combination with Nokia, which is available at www.alcatel-lucent.com/press/2015/alcatel-lucent-completes-consultation-its-french-group-committee-connection-proposed-combination.

4.              What does the tender acceptance condition of 50.00% of fully diluted shares mean and how can it be calculated?

i.                  Fully diluted basis means the ratio calculated as follows: (i) in the numerator, the sum of (A) Alcatel-Lucent shares validly tendered into the exchange offer, and (B) Alcatel-Lucent shares issuable upon conversion of the convertible bonds validly tendered into the exchange offer taking into account the conversion ratio applicable on the date of closing of the exchange offer; and (ii) in the denominator, the sum of (A) all Alcatel-Lucent shares issued and outstanding on the date of closing of the public exchange offer and (B) all Alcatel-Lucent shares issuable at any time prior to, on or after the date of closing of the exchange offer upon the exercise of any outstanding options, warrants, convertible securities or rights to purchase, subscribe or be allocated, newly issued Alcatel-Lucent shares (taking into account the conversion ratio applicable on the date of closing of the exchange offer).

b.              Can bondholders tender their convertible bonds directly or do they need to convert into shares first?

i.                  The exchange offer will be made for all Alcatel-Lucent shares, all Alcatel-Lucent American Depositary Shares, as well as all of the convertible securities (OCEANEs) outstanding on the date of the exchange offer. The bondholders may elect either to tender their convertible securities directly into the exchange offer or convert their securities and tender the newly issued Alcatel-Lucent shares into the exchange offer.

c.               How will the shares underlying the convertible bonds be counted for purpose of assessing whether the tender acceptance condition is met?

i.                  If a convertible bond is tendered into the exchange offer, the number of shares taken into account for the purposes of the calculation of the acceptance condition will be the number of Alcatel-Lucent common shares based on the conversion ratio applicable at the closing of the exchange offer.

d.              Can this condition be changed?

i.                  The parties have agreed that the terms of the exchange offer (including as they relate to the bondholders) cannot be changed in a manner materially adverse to Alcatel-Lucent securities holders without Alcatel-Lucent’s consent.  However, the minimum condition may be waived by Nokia in its sole discretion, in which case the mandatory minimum tender condition set forth in the AMF General Regulation would apply (50% of the share capital or voting rights on a non-diluted basis).

e.               How are options and performance shares treated in this calculation?

i.                  Alcatel-Lucent shares issuable at any time prior to, on or after, the date of closing of the exchange offer upon the exercise of the options or the vesting of performance shares are included in the denominator.

5.              What percentage of Alcatel-Lucent shareholders must tender their shares to trigger a squeeze-out procedure?

i.                        Ownership by Nokia of 95% of the share capital and voting rights of Alcatel-Lucent at the closing of the exchange offer (or reopened offer) is necessary to implement a squeeze-out.  If Nokia owns 95% of the sum of Alcatel-Lucent shares and Alcatel-Lucent shares issuable upon conversion of the OCEANEs, it will also be able to squeeze-out any non-tendered convertible bonds (OCEANE).

6.              What happens if more than 50% but less than 95% of Alcatel-Lucent shareholders tender their shares?

i.                  If Nokia owns less than 95% of the share capital and voting rights of Alcatel-Lucent immediately after the closing of the exchange offer or, if applicable, the subsequent offering period, then Nokia may, at its election, (i) commence a mandatory buy-out offer for Alcatel-Lucent securities it does not own on the relevant date pursuant to Article 236-3 of the AMF General Regulation if at any time after the closing of the exchange offer it owns 95% or more of the voting rights of Alcatel-Lucent, (ii) commence at any time a simplified offer for the Alcatel-Lucent securities it does not own on the relevant date pursuant to Article 233-1 et seq. of the AMF General Regulation, or (iii) cause Alcatel-Lucent to be merged into Nokia or an affiliate thereof, contribute assets to, merge certain of its subsidiaries with, or undertake other reorganizations of, Alcatel-Lucent.

7.              After tendering my Alcatel-Lucent shares, when will I receive the Nokia shares in exchange?

i.                  Shares will be received at the applicable settlement date, following the close of the successful exchange offer and the reopened exchange offer, as the case may be, in accordance with French, U.S. and Finnish requirements.

8.              What percentage of Nokia shareholders must approve the deal?

i.                  The resolutions necessary to implement the public exchange offer must be approved by shareholders representing two-thirds of the votes cast and shares represented at Nokia’s Extraordinary General Meeting.

9.              What is the expected fully diluted share count for the combined entity following the close of the transaction, and how is this calculated?

i.                  The fully diluted share count of the combined entity would be approximately 5.981 million Nokia shares, estimated as follows based on common shares and dilutive instruments outstanding as of December 31, 2014

•                  3,977 million fully diluted number of Nokia shares, consisting of 3,648 million outstanding common shares (net of treasury shares), 21 million additional dilution from stock options, performance shares and restricted share units, and 307 million shares underlying Nokia’s 5.0% convertible bond

•                  Plus 2,004 million Nokia shares issued in aggregate to Alcatel-Lucent shareholders (0.55 * 3,643 million fully diluted Alcatel-Lucent shares) The 3,643 million fully diluted Alcatel-Lucent shares assumes an illustrative exchange offer opening date of January 1, 2016 for the purpose of determining the change-of-control adjusted number of shares underlying Alcatel-Lucent’s convertible bonds

•                  Equals approximately 5,981 million (3,977 + 2,004) fully diluted number of shares in combined entity.

10.       What events could cause an adjustment to the exchange ratio? Do you adjust the exchange ratio for dividends?

•                  The exchange ratio is fixed subject to limited exceptions: if the outstanding shares of Nokia or Alcatel-Lucent are changed into a different number of shares or a different class by reason of any share dividend, subdivision, reclassification, split, reverse split, combination or exchange of shares, or if Nokia resolves to pay any dividend (other than Nokia’s dividend of EUR 0.14 per share for 2014) or makes any other distribution to its security holders or shareholders with a record date before the settlement of the exchange offer, then the exchange ratio will be adjusted.

•                  Nokia’s ability to make special dividend payments is subject to certain restrictions under the terms of the Memorandum of Understanding and may require Alcatel-Lucent’s consent.

•                  Alcatel-Lucent’s ability to make dividend payments (other than a spin-off of ASN) is restricted by the terms of the Memorandum of Understanding and any such payment generally requires Nokia’s consent. Nokia has not consented to any dividend payments by Alcatel-Lucent.

11.       Please provide some additional clarity on the synergies targets presented

a.              Is the EUR 200 million annual interest expense reduction in 2017 incremental to Nokia’s existing guidance to reduce its Financial Income/Expense in 2015, or is this in comparison to the 2014 combined entity baseline?

i.                  The EUR 200 million annual interest expense reduction is compared to the cost of debt run rate for the combined entity at year end 2014

b.              Is the EUR 900 million operating cost synergy target incremental to the remaining EUR 275 million of Shift Plan reductions planned for 2015, or is this in comparison to the 2014 combined entity baseline?

i.                  The EUR 900 million operating cost in 2019 is incremental to the remaining Shift Plan reduction targets for 2015

c.               What happens if the EUR 275 million of Shift Plan reductions planned for 2015 do not occur?  Will this be lost, or will this be added to the EUR 900 million synergy target?  Will Nokia be compensated?

i.                  In the event Alcatel-Lucent does not achieve the targeted EUR 275 million of Shift Plan reductions in 2015, there may be potential to increase the EUR 900 million synergies target. Alcatel-Lucent reiterated that it believes it is on course to achieve all of its Shift Plan objectives in conjunction with its Q1 2015 financial results, including the EUR 950 million of targeted cumulative fixed cost savings by the end of 2015.

12.       How do the mechanics of the convertible bonds work?

The information contained below is a summary of the terms and conditions of the 2018, 2019 and 2020 OCEANEs included in the prospectus of each such OCEANEs and is provided for convenience purposes only. The terms and conditions of the relevant OCEANEs prospectus controls and you should refer to such prospectus for more information.

a.              How do you calculate the relevant exercise price?

i.                  The adjusted exercise price (or adjusted conversion ratio) for the three OCEANE convertible bonds is calculated in accordance with the terms outlined in the prospectus for these instruments. In the event of a public offer which may lead to a change-of-control, the conversion ratio for each OCEANE increases (resulting in more Alcatel-Lucent shares being issued at the time of conversion) based notably on the number of days left to run between the offer opening date and the maturity date of the instrument, and the original issue premium for each bond.

ii.               Formula used for calculating New Conversion Ratio (NCER):

Where:

•                  NCER means the new Conversion / Exchange ratio applicable to the relevant bond from the offer opening date until the final date (refer to prospectus of the relevant convertible bonds for details on final date)

•                  CER means the last Conversion / Exchange Ratio applicable to the relevant bond in effect before the offer opening date

•                  D means the exact number of days left to run between the offer opening date (inclusive) and the maturity date of the relevant bond (excluded)

•                  DT means the exact number of days between the issue date of the relevant bond (inclusive) and its maturity date (excluded)

iii.            Relevant inputs for each bond:

•                  2018 OCEANE — Issue date: July 3, 2013; Maturity date: July 1, 2018; Issue premium: 36.8%; CER (as of April 14, 2015): 1.06

•                  2019 OCEANE — Issue date: June 10, 2014; Maturity date: January 30, 2019; Issue premium: 40.2%; CER (as of April 14, 2015): 1.00

•                  2020 OCEANE — Issue date: June 10, 2014; Maturity date: January 30, 2020; Issue premium: 37.1%; CER (as of April 14, 2015): 1.00

b.              How do you calculate the additional shares underlying the convertible bonds from the change-of-control provision?

i.                  The additional number of shares underlying each OCEANEs is determined as: (NCER – CER) * number of outstanding bonds

ii.               However, in the case of the 2019 OCEANEs and 2020 OCEANEs, given the instruments were both out-of-the-money at announcement, the maximum number of additional shares (difference between current diluted shares and fully diluted shares as per press release and investor presentation) reflect the full number of shares underlying the 2019 and 2020 OCEANEs after the change-of-control adjustment is applied, as illustrated below, assuming an offer opening date of January 1, 2016

iii.            For the 2018 OCEANEs (Par value of EUR 1.80 and CER of 1.06), the effective exercise price before announcement = EUR 1.70 (Par value / CER); given this instrument was already in the money on April 15, 2015, incremental shares = (NCER – CER)*number of bonds

iv.           For the 2019 OCEANEs (Par value of EUR 4.11 and CER of 1.00), the effective exercise price before announcement = EUR 4.11 (Par value / CER); given this instrument was out-of-the-money on April 15, 2015, the maximum number of incremental shares = NCER * number of bonds

v.              For the 2020 OCEANEs (Par value of EUR 4.02 and CER of 1.00), the effective exercise price before announcement = EUR 4.02 (Par value / CER); given this instrument was out-of-the-money on April 15, 2015, the maximum number of incremental shares = NCER * number of bonds

c.               How long do bondholders have the right to convert at the change-of-control ratcheted conversion price?

i.                  The adjusted conversion ratio will benefit exclusively the bondholders who exercise their adjusted conversion right between the date of opening of the offer and, as applicable, (i) if the offer is successful, 15 business days after the date of publication of the offer results by the AMF or, if the offer is reopened, 15 business days after the closing of the subsequent offering period, (ii) if the offer is unsuccessful, the date of publication of the offer results by the AMF, or (iii) if Nokia withdraws its offer, the date of publication of such withdrawal.

d.              Under what circumstances do the bondholders have a put right?

i.                        In the event of a change of control of Alcatel Lucent, any convertible holder will have a right to request the early repayment in cash of their convertible bonds. Alcatel-Lucent will remind the bondholders of their right by means of a notice published no later than 30 calendar days following the effective change of control (i.e., the date of settlement of the initial offer). The early repayment date would be between the 25th and the 30th business day following the distribution of the notice by Alcatel-Lucent. A change of control would occur if Nokia owns (i) more than 50% of Alcatel-Lucent’s voting rights following the offer or (ii) more than 40% of Alcatel-Lucent’s voting rights if no other shareholder owns a higher percentage.  The repayment is at par value for all three classes of OCEANEs plus, in the case of the 2018 and 2020 OCEANEs, accrued interest between the latest interest payment date and the date of the early repayment.

ii.               In addition, bondholders have a right to convene a meeting during which bondholders may decide to cause all the convertible bonds to become due and payable in the event that (i) the shares of Alcatel-Lucent cease to be listed on Euronext Paris and would not be listed on another EU regulated market, and (ii) the Alcatel-Lucent American Depositary Shares cease to be listed on a regulated market in the U.S.

e.               What do you mean by an “equivalent offer” for the convertible bonds?

i.                  Equivalent offer refers to the number of Nokia shares offered for each OCEANE convertible bond corresponding to 0.55 * the number of Alcatel-Lucent common shares issuable upon conversion of such OCEANE at the change-of-control adjusted conversion ratio. This number effectively represents the number of Nokia shares the convertible would be entitled to if converted into Alcatel-Lucent common shares, based on the exchange ratio offered to Alcatel-Lucent ordinary shareholders. Given the conversion ratio for each OCEANE (i.e. NCER) is different, the consideration for the 2018, 2019 and 2020 OCEANEs may differ accordingly.

ii.               The exchange offer for the convertible bonds is subject to applicable law and regulation and will thus be made in accordance with the terms and conditions of the OCEANEs and in line with regulatory requirements

iii.            The offer price for the convertible bonds will be announced at the time of filing of the exchange offer based on the expected offer opening date, subject to adjustment based on the actual offer opening date set by the AMF.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This Q&A contains forward-looking statements that reflect our current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “will,” “believe,” “expect”, “intend”, “estimate”, “could”, “may”, “plan” and similar expressions. These forward-looking statements include statements relating to: expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies and transaction timeline. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability to successfully implement the announced transaction; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent has filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This Q&A relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This Q&A is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Nokia with the SEC, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel-Lucent with the SEC, the listing prospectus of Nokia to be filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) to be filed by Nokia with, and which will be subject to the review of, the French Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel-Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. The Exchange Offer Documents have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this Q&A must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s offer document (note d’information) and Alcatel’s response document (note en réponse), containing detailed information with regard to the exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatel-lucent.com).